EXHIBIT 99.5

Driver Management Company LLC

September 9, 2019

Carissa L. Rodeheaver

Chairman of the Board, President & CEO

First United Corporation

19 South Second Street

Oakland, MD 21550

Dear Carissa,

Since I did not receive a response to my email last week regarding the perplexing Form 8-K that First United filed on Thursday, I am sending you this letter so that you have a clear understanding of Driver Management Company’s position. My first review of the Form 8-K left me (and likely other shareholders) bewildered by the references to a “distracting and costly campaign” and the strange admonition that “[n]o action on the part of [First United’s] shareholders is required at this time.”1 Upon reflection, this bewilderment has turned to concern regarding how the First United board views their obligations to, and relationship with, shareholders. I am left with the impression that First United and the Board are preparing to dig in, run up costs and generally do whatever it takes to avoid actually determining, in a reasonable time frame and with the assistance of qualified financial and legal advisors, whether it is in the best interests of shareholders to run a sale process.

Driver is one of First United’s largest shareholders and, based on the information contained in First United’s proxy statement for its 2018 annual meeting,2 owns more shares of First United stock than the entire Board as a whole. None of the First United director owns even 15% of the number of shares owned by Driver even though directors on average have had over fifteen years of service on the Board to acquire shares. You own very little stock yourself—14,335 shares, worth $322,537.503 (or about $55,000 less than your salary in 2018)—even though you have been employed by First United since 19924. Based on the disclosure in the proxy statement, it appears that 5,000 (or 34%) of those shares are pledged to secure a loan.5

My reason for flagging the number shares held by you and the Board is because the obligation that you and the Board have to pursue the best interests of all shareholders appears undermined by the fact that you and the Board seem far more incentivized to retain your roles as board members and CEO, even at the risk of shareholder value being impaired by First United’s continued stagnation and underperformance, than to take any decisive steps that might disrupt the very cozy status quo. This mismatch in incentives raises serious doubts as to the sincerity of First United’s stated commitment to “acting in the best interest of all First United shareholders.”6

Similarly concerning is the fact that, in response to Driver taking appropriate steps to communicate its concerns to First United, First United released a public statement that it was “disappointed that Driver Management announced its intention to launch a distracting and costly public campaign, which First United’s management and the Board believe is not in the best interest of the Bank or its stakeholders.” 7 I believe any reasonably sophisticated shareholder would recognize this for what it really is: a declaration of the Board members’ intention to use corporate resources to defend their own interests at the expense of other stakeholders.

___________

1 http://www.sec.gov/Archives/edgar/data/763907/000114420419043581/tv528963_8k.htm

2 http://www.sec.gov/Archives/edgar/data/763907/000114420419015122/tv516747_def14a.htm

3 http://www.sec.gov/Archives/edgar/data/763907/000101410019000030/xslF345X03/primary_doc.xml. Dollar amount based on FUNC's closing price of $22.50 on September 6.

4 http://www.sec.gov/Archives/edgar/data/763907/000114420419015122/tv516747_def14a.htm

5 http://www.sec.gov/Archives/edgar/data/763907/000114420419015122/tv516747_def14a.htm, see p. 6, note 5.

6 http://www.sec.gov/Archives/edgar/data/763907/000114420419043581/tv528963_8k.htm

7 http://www.sec.gov/Archives/edgar/data/763907/000114420419043581/tv528963_8k.htm

1

The reference to costs is quite telling here. We both know that First United has no real interest in Driver’s costs, so the reference to costs appears to us to refer to costs First United expects to incur. Obviously, as a large shareholder, Driver would prefer that First United not squander corporate resources in a dispute with its shareholders. Other shareholders likely share these views.

Referring to Driver’s engagement with First United as a distraction also appears wrong-headed. Part of being accountable to stakeholders includes responding to detailed, fact-based concerns raised by a large shareholder. In any event, what the Board might consider a distraction might be viewed quite differently by other shareholders. As the below chart8 indicates, since March 25, the day before Driver first publicly called for a sale,9 through September 6, First United’s stock has handily out-performed peers. Given that Driver is unable to identify any evidence of material improvement in First United’s financial performance during this time, Driver believes that this outperformance is primarily a result of investor expectations that First United will engage experienced financial advisors and pursue a sale transaction.

As far as disappointment goes, I think that First United’s stakeholders are the parties who should be disappointed in their Board’s failure to engage with significant shareholders and engage an independent financial advisor. Stakeholders are, we believe, likely to benefit from a business combination with a larger institution as (i) customers enjoy a broader array of products and services, (ii) employees have the opportunity to work for an organization with greater resources and better prospects for long term financial stability and (iii) shareholders benefit from the premium that we believe their First United shares would receive in a sale transaction.

___________

8 S&P Global Market Intelligence

9 http://www.sec.gov/Archives/edgar/data/763907/000147793219001166/0001477932-19-001166-index.htm

2

Finally, the Form 8-K’s non sequitur that “no action on the part of [First United’s] shareholders is required at this time” 10 seems to be a veiled attempt to dissuade shareholders from expressing their views. This seems to us to contradict First United’s prior claims of welcoming shareholders’ input. A more accurate statement would be that action is required on the part of the Board at this time, specifically retaining an experienced financial advisor and starting a sale process

As a reminder, Driver has previously sent you a series of questions regarding the “additional analyses” you indicated the Board intended to perform.11 Given First United’s professed practice of maintaining an “open dialogue” with shareholders, I eagerly await First United’s response to those questions. 12

/s/ Abbott Cooper

Abbott Cooper

Managing Member

Driver Management Company LLC

___________

10 http://www.sec.gov/Archives/edgar/data/763907/000114420419043581/tv528963_8k.htm

11 Email from Carissa Rodeheaver to Abbott Cooper dated September 2, 2019.

12 http://www.sec.gov/Archives/edgar/data/763907/000147793219005271/dmc_ex994.htm

3